Exhibit 1

On Track Innovations Ltd. and its Subsidiaries Interim Consolidated Financial Statements As of and for the Nine Months Ended September 30, 2010 (Unaudited)

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Financial Statements as of September 30, 2010

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Balance Sheets

US dollar in thousands

	September 30	December 31
	2010	2009
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$18,695	$26,884
Short-term investments	8,017	5,086
Trade receivables (net of allowance for doubtful
accounts of $2,641 and $2,777 as of September 30, 2010
and December 31, 2009, respectively)	5,983	6,595
Other receivables and prepaid expenses	2,408	2,478
Inventories	7,732	6,265

Total current assets	42,835	47,308

Severance pay deposits fund	1,185	1,112

Property, plant and equipment, net	15,217	14,366

Intangible assets, net	1,088	1,532

Assets related to discontinued operation and held for sale	2,791	12,358

Total Assets	$63,116	$76,676

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Balance Sheets

US dollar in thousands

	September 30	December 31
	2010	2009
	(Unaudited)	(Audited)
Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$7,078	$6,255
Trade payables	7,021	9,649
Other current liabilities	9,563	16,174
Total current liabilities	23,662	32,078

Long-Term Liabilities
Long-term loans, net of current maturities	5,364	2,642
Accrued severance pay	3,563	3,373
Deferred tax liability	93	120
Total long-term liabilities	9,020	6,135

Total Liabilities	32,682	38,213

Liabilities related to discontinued operation	694	8,495

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of September 30, 2010 and December 31, 2009;
issued 25,047,644 and 23,946,316 shares as of September 30, 2010 and
December 31, 2009, respectively, outstanding 24,553,439 and 23,946,316
shares as of September 30, 2010 and December 31, 2009, respectively	601	571
Additional paid-in capital	190,240	187,473
Accumulated other comprehensive income	571	570
Treasury shares at cost – 494,205 and 0 shares as of September 30, 2010
and December 31, 2009, respectively	(997)	-
Accumulated deficit	(160,592)	(158,623)
Shareholders' equity	29,823	29,991
Noncontrolling interest	(83)	(23)

Total Equity	29,740	29,968

Total Liabilities and Shareholders’ Equity	$63,116	$76,676

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries
Interim Consolidated Statements of Operations

US dollar in thousands except share and per share data

	Nine months ended September 30
	2010	2009
	(Unaudited)	(Unaudited)
Revenues
Sales	$40,786	$20,961
Licensing and transaction fees	2,798	1,874
Total revenues	43,584	22,835

Cost of revenues
Cost of sales	20,016	11,507
Total cost of revenues	20,016	11,507

Gross profit	23,568	11,328
Operating expenses
Research and development	6,179	5,935
Selling and marketing	9,516	8,020
General and administrative	6,036	6,255
Amortization of intangible assets	431	766

Total operating expenses	22,162	20,976

Operating profit (loss)	1,406	(9,648)
Financial expense, net	(817)	(741)

Profit (loss) before taxes on income	589	(10,389)
Taxes on income	(165)	(35)

Net profit (loss) from continuing operations	424	(10,424)
Net loss from discontinued operations	(2,457)	(3,671)

Net loss	(2,033)	(14,095)
Net loss attributable to noncontrolling interest	64	133
Net loss attributable to shareholders	$(1,969)	$(13,962)

Basic and diluted net profit (loss) attributable to
shareholders per ordinary share
From continuing operations	$0.02	$(0.47)
From discontinued operations	$(0.10)	$(0.16)
	$(0.08)	$(0.63)
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,441,691	22,331,068
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	26,725,145	22,331,068

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Statements of Changes in Equity and Statements of Comprehensive Loss

US dollar in thousands, except share and per share data

					Accumulated
			Additional		other			Total
	Number of	Share	paid-in	Treasury	comprehensive	Accumulated	Noncontrolling	shareholders'
	Shares issued	capital	capital	Shares	income	deficit	interest	equity
Balance as of December 31, 2008 (audited)	21,534,788	$508	$182,944	$-	$(325)	$(135,441)	$415	$48,101

Changes during the nine months period ended September 30, 2009: (unaudited)

Stock-based compensation related to options and shares issued to employees and others	-	-	2,886	-	-	-	-	2,886
Exercise of options, warrants and receipts in respect of employee share purchase plan	1,532,041	39	216	-	-	-	-	255
Receipt on account of shares	-	-	255	-	-	-	-	255
Adjustment to contingent consideration in connection with the purchase of a subsidiary	-	-	7	-	-	-	-	7
Foreign currency translation adjustments	-	-	-	-	838	-	(2)	836
Net unrealized loss on available- for-sale securities	-	-	-	-	(13)	-	-	(13)
Increase of the Company's ownership interests in a subsidiary	-	-	247	-	-	-	(247)	-
Net loss	-	-	-	-	-	(13,962)	(133)	(14,095)

Balance as of September 30, 2009 (unaudited)	23,066,829	$547	$186,555	$-	$500	$(149,403)	$33	$38,232
Balance as of December 31, 2009 (audited)	23,946,316	$571	$187,473	$-	$570	$(158,623)	$(23)	$29,968

Changes during the nine months period ended September 30, 2010: (unaudited)

Stock-based compensation related to optionsand shares issued to employees and others	-	-	2,754	-	-	-	-	2,754
Exercise of options and warrants	1,101,328	30	13	-	-	-	-	43
Payments to acquire treasury shares	-	-	-	(997)	-	-	-	(997)
Foreign currency translation adjustments	-	-	-	-	(249)	-	4	(245)
Net unrealized gain on available- for-sale securities	-	-	-	-	250	-	-	250
Net loss	-	-	-	-	-	(1,969)	(64)	(2,033)
Balance as of September 30, 2010 (unaudited)	25,047,644	$601	$190,240	$(997)	$571	$(160,592)	$(83)	$29,740

	Nine months ended September 30
	2010	2009
	(Unaudited)	(Unaudited)
Total comprehensive loss:
Net loss	$(2,033)	$(14,095)
Foreign currency translation adjustments	(245)	836
Net unrealized gain (loss) on available-for sale
securities	250	(13)

Total comprehensive loss	$(2,028)	$(13,272)
Comprehensive loss attributable to the
non-controlling interest	60	131

Total comprehensive loss attributable to
shareholders	$(1,968)	$(13,141)

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Statements of Cash Flows

US dollar in thousands

	Nine months ended September 30
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net profit (loss) from continuing operations	$424	$(10,424)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	2,754	2,886
Gain on sale of property and equipment	(11)	(4)
Amortization of intangible assets	431	766
Depreciation	1,106	1,038

Accrued severance pay, net	117	(96)
Accrued interest on short term investments and linkage differences on long-term loans	7	-
Decrease in deferred tax liability	(27)	(62)
Decrease (increase) in trade receivables, net	615	(1,222)
Decrease (increase) in other receivables and prepaid expenses	31	(288)
Increase in inventories	(1,597)	(367)
Increase (decrease) in trade payables	(2,564)	232
Increase (decrease) in other current liabilities	(6,598)	438
Net cash used in continuing operating activities	(5,312)	(7,103)

Cash flows from investing activities

Purchase of property and equipment	(2,265)	(2,693)
Purchase of available-for-sale securities	(4,487)	(514)
Proceeds from maturity of available-for-sale securities	1,831	1,418
Other, net	21	19
Net cash used in continuing investing activities	(4,900)	(1,770)

Cash flows from financing activities
Increase in short-term bank credit, net	130	1,148
Proceeds from long-term bank loans	4,282	1,437
Repayment of long-term bank loans	(740)	(388)
Payments to acquire treasury shares	(997)	-
Proceeds from receipt on account of shares and exercise of options and
warrants, net	43	510
Net cash provided by continuing financing activities	2,718	2,707

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(2,357)	(2,754)
Net cash provided by discontinued investing activities	1,716	-
Total net cash used in discontinued activities	(641)	(2,754)

Effect of exchange rate changes on cash	(54)	105

Decrease in cash and cash equivalents	(8,189)	(8,815)
Cash and cash equivalents at the beginning of the period	26,884	27,196

Cash and cash equivalents at the end of the period	18,695	18,381

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Statements of Cash Flows (cont’d)

US dollar in thousands

	Nine months ended September 30
	2010	2009
	(Unaudited)	(Unaudited)
Supplementary cash flows activities:

A. Cash paid during the period for:
Interest	$191	$31

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General

Description of business

On Track Innovations Ltd. (the “Company”) was founded in 1990 in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. Commencing November 2002, the Company’s shares are listed for trading on NASDAQ.

Note 2 – Significant accounting policies

A.
The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2009 are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2009.

B.	Accounting pronouncements adopted in 2010:

1. ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements.

The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company has adopted this guidance for the Company’s annual reporting periods, and interim periods within them, beginning after January 1, 2010 regarding certain arrangements which include providing IT Solution, selling products and customer services. The total arrangement consideration is allocated proportionally to the separate deliverables in the arrangement using Estimated Selling Price for each component. The product and the service deliverable are accounted for under ASC 605-10. The Company’s IT Solution is accounted for under ASC 605-35.

2. ASU 2009-14, Software (Topic 985) - Certain Revenue Arrangements that Include Software Elements

In October 2009, ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements was issued that amends the accounting rules addressing software revenue recognition for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality. The guidance also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company has adopted this guidance for the Company’s annual reporting periods, and interim periods within them, beginning after January 1, 2010.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant accounting policies (cont'd)

C.	Revenue recognition

The Group generates revenues from product sales, licensing and transaction fees and long-term contracts. Revenues are also generated from non-recurring engineering, customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

License and transaction fees are recognized as earned based on actual usage. Usage is determined by receiving confirmation from the users.

Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts".

Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, as applicable to each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of September 30, 2010, no such estimated losses were identified.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

Note 3 – Unaudited interim consolidated financial statements

A.
The interim period for these condensed financial statements are nine months period ended September 30, 2010. The accompanying unaudited interim consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. Results for the interim periods presented are not necessarily indicative of the  results to be expected for the full year.

B.
Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates include the valuation of useful lives of long-lived assets, valuation of accounts receivable and allowance for doubtful accounts, inventory, investments, legal contingencies, share based compensation, the assumptions used in the calculation of income taxes and other contingencies. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 4 - Inventories

Inventories consisted of the following:

	September 30	December 31
	2010	2009
	(Unaudited)	(Audited)
Raw materials	$3,344	$3,128
Work in progress	2,209	916
Finished products	2,179	2,221

	$7,732	$6,265

Note 5 – Shareholders' equity

1.
During the nine month period ended September 30, 2010, the Company granted total options to purchase 1,574,000 ordinary shares of the Company. 929,000 and 645,000 options were granted to employees and non-employees, respectively.

The exercise price for the options granted during the nine month period ended September 30, 2010 ranged from $0.02-$2.38 per share. The  vesting period of the options is up to 4 years.

The Company usually estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of the options granted assumptions are based on the Company historical experience, in accordance with the guidance of ASC 718. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for granted options for the period ended September 30, 2010: expected volatility – 74%, risk free interest rate – 1.86%, dividend yield – 0%, expected life of up to (years) – 3.75.

During the nine month periods ended September 30, 2010 and 2009 the Company recorded share-based compensation in total of $ 2,754 and $ 2,886, respectively.

2.
The Company had previously adopted a repurchase program pursuant to which it acquired during the nine month period ended September 30, 2010 494,205 of its ordinary shares for an aggregate purchase price of $997. Subsequent to the balance sheet date, the Company acquired 68,270 of its ordinary shares for an aggregate purchase price of $139 till the termination of this program.

Note 6 – Subsequent events

During January 2011 PARX Ltd., the Company’s subsidiary, entered into an assets acquisition agreement with Ganis Systems Ltd. (“Ganis”) for the acquisition of assets including intellectual property (IP). In consideration for this acquisition, the Company paid Ganis $400 in cash and issued to it 130,521 ordinary shares of the Company. The ordinary shares will be subject to lock-up, where 26,760 ordinary shares will be free from lock up seven months after the closing date and an additional 34,587 ordinary shares will be released from lock-up after 12, 18 and 24 months after the closing date. In addition, under an earn-out agreement, Ganis may be entitled to certain earn-out payments of up to an additional $450 over the next three years, based on reaching certain success criteria determined by the companies. Under the terms of the agreement, the chairman of board of the Company  will be granted an irrevocable proxy to vote the shares that are issued as part of the transaction.